UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: April 12, 2006

Commission File Number: 0-31481

ASTRIS ENERGI INC.
(Translation of registrant’s name into English)

2175-6 Dunwin Drive, Mississauga, Ontario, Canada
(Address of principal executive office)

Registrant’s telephone number, including area code: (905) 608-2000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:

Description:

On April 12, 2005, the Company issued a press release announcing the completion of a One Million Five Hundred Thousand Dollars ($1,500,000) million financing (the “Financing”).  The Company entered into a Securities Purchase Agreement (the “Agreement”) on April 10, 2006 with Cornell Capital Partners, LP, an institutional investor (the “Investor”), relating to the sale of One Million Five Hundred Thousand Dollars ($1,500,000) of secured convertible debentures (the “Convertible Debentures”), which will be convertible into shares (the “Conversion Shares”) of the Company’s common stock (the “Common Stock”) of which Seven Hundred Fifty Thousand Dollars ($750,000) was funded on April 18, 2006 (the “First Closing”) and Seven Hundred Fifty Thousand Dollars ($750,000) will be funded, assuming certain conditions are satisfied, two (2) business days prior to the date a registration statement (the “Registration Statement”) is filed, pursuant to the Registration Rights Agreement (hereinafter defined), with the United States Securities and Exchange Commission (the “SEC”), for a total purchase price of up to One Million Five Hundred Thousand Dollars ($1,500,000), (the “Purchase Price”). Pursuant to the Agreement, the Investor also received common stock purchase warrants (the “Warrants”) to purchase (i) 1,000,000 shares of the Company's common stock at an exercise price of $.30 per share (ii) 600,000 shares of the Company's common stock at an exercise price of $.20 per share and (iii) 1,600,000 shares of the Company's common stock at an exercise price of $.19 per share. The Company received net proceeds from the First Closing Six Hundred Seventeen Thousand Five Hundred Dollars ($617,500), which are to be used primarily for working capital purposes.

The Convertible Debentures have an initial conversion price of the lesser of (i) a price equal to $.2483 (the “Fixed Conversion Price”) or (ii) ninety percent (90%) of the lowest daily Volume Weighted Average Price of the Common Stock during the ten (10) trading days immediately preceding the Conversion Date as quoted by Bloomberg, LP per share and provides for anti-dilution protection (in certain circumstances). At the Fixed Conversion Price, the Convertible Debentures will be convertible into an aggregate of 6,041,079 shares of common stock. The Convertible Debentures bear interest at 10% per annum. Interest is payable in cash or, at the Company's option, in shares of common stock (the “Interest Shares”) provided certain conditions are satisfied. At any time after their respective issuance dates and prior to April 9, 2009, the Convertible Debentures may be redeemed at the election of the Company at the principal amount, plus accrued but unpaid interest, subject to the satisfaction of certain conditions.

The Investor was granted a security interest in the assets of the Company and the assets of the Company's subsidiary, 2062540 ONTARIO INC.

The Warrants may be exercised for cash, as indicated above, and also contain a cashless exercise provision, which may be exercised in certain circumstances. The Warrants provide for anti-dilution protection in certain circumstances. The Warrants are exercisable for 1,000,000, 600,000 and 1,600,000 shares of Common Stock (the “Warrant Shares”), respectively, and if fully exercised for cash at the initial exercise price, the Warrant would yield approximately $724,000 of additional proceeds to the Company.

The Company has agreed to file a registration statement (the “Registration Statement”) with the SEC in order to register the resale of the shares issuable upon conversion of the Convertible Debentures and the shares issuable upon exercise of the Warrants.

Pursuant to the Securities Purchase Agreement, the Investor has certain rights to participate in future financings of the Company. In addition, subject to certain exceptions, so long as any of the Convertible Debentures are outstanding, the Company may not, without the prior written consent of the investor, issue shares of common stock or common stock equivalents.

Pursuant to the Securities Purchase Agreement, the Company and the Investor entered into a Share Escrow Agreement and an Irrevocable Letter of Instructions to the Company’s transfer agent (the “Transfer Agent”). Pursuant to the Share Escrow Agreement, the Irrevocable Letter of Instructions is being held by an escrow agent (“Escrow Agent”) and upon the occurrence of an “Event of Default” (as that term is defined in the Convertible Debentures) may be delivered to the Transfer Agent by the Escrow Agent directing the Transfer Agent to issue 34,500,000 shares of Common Stock to the Investor without any further action by the Company.

The Investor may not convert the Convertible Debentures or exercise the Warrant to the extent that, after giving effect to such conversion or exercise, as the case may be, the Investor would beneficially own in excess of 4.99% of the number of shares of common stock of the Company outstanding immediately after giving effect to such conversion or exercise, calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. Such limitation with respect to such conversion or exercise may be waived by the Investor upon not less than 65 days prior notice to the Company.

The offering, sale and issuance of the Convertible Debentures and the Warrants were effected pursuant to the exemption from registration provided by Rule 506 promulgated under the Securities Act of 1933, as amended. The Convertible Debentures and Warrants have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This summary description of the securities and transaction described by the agreements does not purport to be complete and is qualified in its entirety by reference to the form of the agreements and other documents that are filed as exhibits hereto.

The press release issued by the Registrant announcing the Financing on April 12, 2006 with respect to the transaction is filed herewith as Exhibit 99.1 and is incorporated herein by this reference. The press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall they be deemed incorporated by reference in any filing under the Securities Act, except as shall be expressly set forth by specific reference in such filing.

Exhibits.

(d) Exhibits.

Exhibit No	Description

4.1	Debenture dated April 10, 2006

4.2	Warrant dated April 10, 2006

4.3	Warrant dated April 10, 2006

4.4	Warrant dated April 10, 2006

10.1	Securities Purchase Agreement dated April 10, 2006 by and between the Company and the Investor

10.2	Registration Rights Agreement dated April 10, 2006 by and between the Company and the Investor

10.4	Security Agreement dated April 10, 2006 by and between the Company and the Investor

10.5	Security Agreement dated April 10, 2006 by and between 2062540 ONTARIO INC. and the Investor

10.6	Share Escrow Agreement dated April 10, 2006 by and among the Company, the Investor and the Escrow Agent

10.7	Irrevocable Instruction Letter to Transfer Agent dated April 5, 2006 by and among the Company, the Escrow Agent and the Transfer Agent

99.1	Press Release issued April 12, 2006

This Form 6-K is hereby filed and incorporated by reference in the Company’s Registration Statements on Form S-8 (File No. 333-127384) and Form S-8 (File No. 333-112300),

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Astris Energi, Inc.

Date: April 20, 2006	By:	/s/ Jiri Nor
Title : President & CEO

Astris Energi, Inc.

Date: April 20, 2006	By:	/s/ Anthony Durkacz
Title : Chief Financial Officer